EXHIBIT 1.2

AMENDMENT NO. 1 TO PARTICIPATING DEALER AGREEMENT
This Amendment No. 1 to the Participating Dealer Agreement (this “Amendment”) is effective as of the date of this notice provided to you (the “Participating Dealer”) by Steadfast Capital Markets Group, LLC (the “Dealer Manager”). Capitalized terms used but not defined herein shall have the meaning set forth in the Participating Dealer Agreement (as defined below).
W I T N E S S E T H
WHEREAS, the Dealer Manager and Participating Dealer have previously entered into that certain Participating Dealer Agreement (the “Participating Dealer Agreement”), whereby Participating Dealer is invited to solicit, purchasers of the Primary Shares at the purchase price to be paid in accordance with, and otherwise upon the other terms and conditions set forth in, the Prospectus;
WHEREAS, pursuant to Section XVII (Termination; Amendment) of the Participating Dealer Agreement, the Participating Dealer Agreement may be amended at any time by the Dealer Manager by written notice to Participating Dealer, and any such amendment shall be deemed accepted by Participating Dealer upon placing an order for sale of Primary Shares after it has received such notice; and
WHEREAS, the Dealer Manager hereby amends the Participating Dealer Agreement to, among other things, revise the total compensation payable on the Class A Shares and the Class T Shares, as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
AMENDMENT
1.    Amendment. Section IV (a) and (b) of the Participating Dealer Agreement is hereby deleted in its entirety and replaced with the following:

(a) Subject to volume discounts and other special circumstances described in or as otherwise provided in the “Plan of Distribution” section of the Prospectus, Participating Dealer’s selling commission applicable to the total public offering price of Class A Shares and Class T Shares sold in the primary offering by Participating Dealer that it is authorized to sell hereunder is up to 7.0% of the gross proceeds of the Class A Shares sold by the Participating Dealer in the primary offering and up to 3.0% of the gross proceeds of the Class T Shares sold by the Participating Dealer in the primary offering, which commission will be paid by the Dealer Manager. To the extent that the selling commission is less than 7.0% for any Class A Shares sold and less than 3.0% for any Class T Shares sold, such Class A Shares and Class T Shares will have a corresponding reduction in the applicable purchase price. For these purposes, a “sale” of Class A Shares and Class T Shares in the primary offering shall occur if and only if a Subscription Agreement is accepted by the Company and the Company has thereafter distributed the commission to the Dealer Manager in connection with such transaction. Participating Dealer hereby waives any and all rights to receive payment of commissions due until such time as the Dealer Manager is in receipt of the commission from the Company. Participating Dealer affirms that the Dealer Manager’s liability for commissions payable to Participating Dealer is limited solely to the commissions received by the Dealer Manager from the Company associated with Participating Dealer’s sale of Class A Shares and Class T Shares in the primary offering.
(b) As set forth in the Prospectus, the Dealer Manager, in its sole discretion, may reallow a portion of the dealer manager fee described in the Prospectus (the “Dealer Manager Fee”) to Participating Dealer as marketing fees or to defray other distribution-related expenses. Such reallowance, if any, shall be determined by the Dealer Manager in its sole discretion based on factors including, but not limited to, the number of Class A Shares and Class T Shares sold in the primary offering by Participating Dealer and the assistance of Participating Dealer in marketing the Offering. In addition, as set forth in the Prospectus, the Dealer Manager will reallow all or a portion of the distribution and shareholder servicing fee described in the Prospectus (the “Class T Distribution and Shareholder Servicing Fee”) to Participating Dealer who provides the services set forth on Exhibit B to the Dealer Manager Agreement with respect to a Class T Share sold in the primary offering. Notwithstanding the foregoing, Participating Dealer will not be entitled to receive a portion of the Dealer Manager Fees or Class T Distribution and Shareholder Servicing Fees that would cause the aggregate amount of selling commissions, Dealer Manager Fees, Class T Distribution and Shareholder Servicing Fees and all other forms of underwriting compensation (as defined in accordance with applicable rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”)) received by the Dealer Manager and all Participating Dealers to exceed 10.0% of the gross proceeds raised from the sale of Shares in the Offering. The Dealer Manager’s reallowance of selling commissions, Dealer Manager Fees and the Class T Distribution and Shareholder Servicing Fee to Participating Dealer shall be described in Schedule 1 to this Agreement.

ARTICLE II
MISCELLANEOUS
Section 2.1 Continued Effect. Except as specifically set forth herein, all other terms and conditions of the Participating Dealer Agreement shall remain unmodified and in full force and effect, the same being confirmed and republished hereby. In the event of any conflict between the terms of the Participating Dealer Agreement and the terms of this Amendment, the terms of this Amendment shall control.
Section 2.2 Applicable Law; Venue. This Amendment was executed and delivered in, and its validity, interpretation and construction shall be governed by the laws of, the State of New York; provided, however, that causes of action for violations of federal or state securities laws shall not be governed by this Section 2.2. Venue for any action brought hereunder shall lie exclusively in Irvine, California.
Section 2.3 Counterparts. This Amendment may be executed in any number of counterparts, including by telecopy or other electronic methods. Each counterpart, when executed and delivered, shall be an original contract, but all counterparts, when taken together, shall constitute one and the same Amendment.

SCHEDULE 1
TO
PARTICIPATING DEALER AGREEMENT WITH
STEADFAST CAPITAL MARKETS GROUP, LLC

NAME OF ISSUER: STEADFAST APARTMENT REIT III, INC.

NAME OF PARTICIPATING DEALER:

SCHEDULE TO AGREEMENT DATED:

SELLING COMMISSION: ____ % (effective date: , 2017)

DEALER MANAGER FEE: ___ % (effective date: , 2017)

CLASS T DISTRIBUTION AND SHAREHOLDER SERVICING FEE: ___% (effective date: , 2017)

Notes:

Participating Dealer hereby authorizes the Dealer Manager or its agent to deposit selling commissions, reallowances and other payments due to it pursuant to the Participating Dealer Agreement to its bank account specified below. This authority will remain in force until Participating Dealer notifies the Dealer Manager in writing to cancel it. In the event that the Dealer Manager deposits funds erroneously into Participating Dealer’s account, the Dealer Manager is authorized to debit the account with no prior notice to Participating Dealer for an amount not to exceed the amount of the erroneous deposit.

Bank Name:

Bank Address:

Bank Routing Number:

Account Number:

“PARTICIPATING DEALER”
(Print Name of Participating Dealer)

By:	_______________________________

	Name:	_________________________

	Title:	_________________________
Date: _________________